September 26, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (408) 349-3301

Jerry Yang
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, California 94089

> **Re: Yahoo!**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 0-28018**

Dear Mr. Yang:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Independent Consultant and Peer Group, page 42

1. We note that while The Compensation Committee reviews peer group compensation information to inform its decisions on executive compensation arrangements, the Committee does not base its decisions on targeting compensation to specific benchmarks against the peer group. Please disclose the specific role of this group in the compensation process.

2. Please explain the reference on page 41 to base salary "consistent with or below competitive market practices" and page 42 to "top percentile of competitive market practice…" Also, disclose the additional companies, including start-up and private companies, considered in setting 2006 compensation.

Base Salaries, page 43

3. We note that the Compensation Committee targets base salary levels at or below salary levels for comparable executives based on a review of peer companies and salary surveys in the relevant markets. Reconcile this to your earlier statement that the Committee does not base its decisions on targeting compensation to specific benchmarks against the peer group. Please provide a more focused discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted range, please explain why.

Annual Cash Bonuses, page 43

4. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, on page 44, you state each Named Executive Officer received a certain percentage of his or her target bonus and provide some examples of specific achievements considered by the committee, yet you do not analyze in materially complete detail the quantitative or qualitative terms upon which the committee reached those conclusions for each of the Named Executive Officers. Specifically, you state that Mr. Nazem would receive 70% of his target bonus and that he played a key role in the launch of your new search advertising system but it is unclear if this was the only factor in the committee's decision and whether he had specific performance targets. Further, your disclosure states that Mr. Callahan had an excellent year and was one of your highest-ranking performers but does not explain in sufficient detail the committee's analysis his individual contributions that served, in part, as a basis for the committee's compensation decisions. Provide a complete analysis of the specific factors considered by the committee in ultimately approving particular pieces of each Named Executive Officers' compensation package and you should describe the reasons why the committee believes that the amounts paid to each Named Executive Officer are appropriate in light of the various items it considered in making specific compensation decisions. To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance targets, please discuss the specific items of individual performance used to determine incentive payments and salaries and describe how your incentive bonuses are specifically structured around such individual objectives and milestones. Please see Item 402(b)(2)(vii) of Regulation S-K and Instruction 4 to Item 402(b).

5. We note that the Compensation Committee considers the Named Executive Officer's bonus for the prior year and individual performance relative to prior years in addition to performance and contributions for the year. Provide greater insight into the historical analyses done prior to the granting of these awards and the correlation between historical bonus practice and the incentive parameters set for the relevant fiscal period.

6. You have not provided a quantitative discussion of the terms of the necessary company performance objectives to be achieved in order for your Named Executive Officers to earn their incentive compensation. Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts. Refer to Items 402(b)(2)(vi) of Regulation S-K. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion and discuss how difficult it would be for the Named Executive Officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please provide similar disclosure or supplemental analysis for the performance goals for the performance-based RSU's.

7. We remind you that the Compensation Discussion and Analysis should address these specific actions regarding executive compensation that were taken after the end of your last fiscal year. To the extent known when the proxy statement was filed, please disclose the 2007 targets. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A.

8. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between the compensation of Mr. Semel and that of the other named executive officers. Please disclose how and why this individual's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Potential Payments Upon Termination or Change in Control, page54

9. Please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for injury or illness, and other events. We believe that such a presentation would make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Commission Release 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible. In addition, please quantify each benefit, including accelerated vesting. See Item 402(j)(2) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Staff Attorney